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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-27683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/28

FOX-PITT KELTON COCHRAN CARONIA WALLER (USA) LLC
(Formerly known as Fox-Pitt, Kelton Incorporated)
(S.E.C. I.D. No. 8-27683)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC

We have audited the accompanying statement of financial condition of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 30, 2008

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	21,425,559
Receivable from clearing broker		7,313,097
Trading assets, at fair value		675,078
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $833,750		4,274,661
Receivable from customers		1,732,084
Income taxes receivable		1,122,891
Receivable from affiliates		5,746,057
Other assets		1,980,657
Total assets	$	44,270,084
Liabilities and Partners' Capital		
Liabilities		
Trading liabilities, at fair value	$	10,006,361
Accounts payable and accrued expenses		24,842,936
Income taxes payable		1,659,309
Payable to affiliates		1,520,299
Total liabilities	$	38,028,905
Partners' Capital		6,241,179
Total liabilities and partners' capital	$	44,270,084

See notes to Statement of Financial Condition.

1. Nature of Operations and Organization of the Company

As of December 31, 2007, Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") is a 99.3% owned subsidiary of Fox-Pitt Kelton Cochran Caronia Waller LLC ("FPK LLC") and a 0.7% owned subsidiary of Fox-Pitt Kelton Cochran Caronia Waller (USA) Incorporated ("FPI"). FPI is a wholly owned subsidiary of FPK LLC.

On August 29, 2007, Fox-Pitt, Kelton Incorporated ("FPKI"), the Company's predecessor, converted from a Delaware corporation to a Delaware limited liability company named Fox-Pitt Kelton (USA) LLC. Upon conversion, all of the assets and liabilities of FPKI were assumed by Fox-Pitt Kelton (USA) LLC. On August 31, 2007, FPK LLC acquired Chicago-based Cochran Caronia Waller LLC ("CCW") and its wholly owned subsidiary, Cochran Caronia Waller Securities LLC ("CCW Securities") and merged the assets and liabilities of CCW and CCW Securities into the Company. CCW Securities was a company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company then changed its name to Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC.

The Company is registered as a broker-dealer with the SEC and is a member of FINRA. The Company primarily focuses on the financial institutions sector with clients principally consisting of investment companies, mutual funds and hedge funds. As part of its business the Company underwrites equity securities and advises clients regarding capital-raising and strategic business initiatives. The Company clears its customers' domestic securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for institutional customers. These transactions are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents comprise demand-deposits in banks, money market instruments having maturities three months or less, and, cash held at the Company's clearing broker. Included in Cash and cash equivalents of $21,425,559 on the Statement of Financial Condition is $13,821,606 held at the Company's clearing broker.

Trading Assets and Liabilities

Trading assets comprise U.S. equity securities of $9,828 and call options on U.S. equity securities totaling $665,250. Trading liabilities comprise short positions in U.S. equity securities. These assets and liabilities are recorded on a trade date basis and are carried at fair value. Fair value is based on listed market prices. Realized and unrealized gains and losses on trading positions are recorded as trading profits and losses.

Commissions

The Company records commission income and related expenses on a trade date basis.

Investment Banking Income

Investment banking income is comprised of corporate finance fees and syndicate revenues. The Company records corporate finance fees when amounts are earned and due under the terms of the engagement. Syndicate revenues are recorded as follows: management fees as of the offering date,

sales concessions upon settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Fees from Group Companies
The Company records fees collected on its behalf by affiliated companies as payment for research services provided to clients by the Company as well as for marketing services provided by the Company in support of security offerings co-managed by affiliated companies.

Trading Losses
The Company reports trading losses net of trading gains. Trading gains and losses are recorded as a result of the Company's purchase and sale of equity securities in its capacity as a market maker and the Company's purchase and sale of equity option contracts in support of its activities as a market maker. The Company records unrealized gains and losses on unsettled trades on a trade date basis.

Research Income
The Company records research income when amounts are earned and due or collected under terms agreed upon with the client.

Interest Income
The Company records interest income as earned.

Interest Expense
The Company records interest expense when payable.

Employee Compensation and Benefits
Employee benefits and other costs are recorded as incurred. Employee bonuses related to the current reporting period are accrued as a percentage of revenues earned. Deferred compensation pursuant to the Company's Plan described in Note 8 below is accrued ratably over the relevant vesting periods.

Fixed Assets and Leasehold Improvements
Fixed assets are depreciated on a straight-line basis using an estimated useful life of three to five years for software and computer equipment; four to five years for telephone equipment; three to seven years for other office equipment; and, three to nine years for furniture and fittings. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Income Taxes
As stated in Note 1, the Company converted to a Delaware limited liability company on August 29, 2007. As a result, the Company is taxed as a limited liability company and generally will not pay Federal or state income tax on its taxable income. Instead, the Company's members will be liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Through the date of its conversion to a limited liability company, the Company was a taxable corporation for federal and state income tax purposes. Following its conversion to a limited liability company, the Company will be required to file a New York City Unincorporated Business Tax return and pay tax on the income apportioned to New York City. See Note 4 for a complete discussion of income taxation.

Use of Estimates
The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of this financial statement.

In preparing its financial statements, the Company makes estimates regarding the estimated useful lives of its fixed assets and leasehold improvements; the outcome of litigation; underwriting expenses associated with the generation of syndicate revenues; and, other matters that affect the reported amounts and disclosure of contingencies in this statement of financial condition.

Estimates, by their nature, are based on judgment and available information; therefore, actual results could differ from those estimates and could have a material impact on the Company's financial statements.

New Accounting Pronouncements
In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of a fiscal year that begins on or after November 15, 2007 provided the entity makes the choice in the first 120 calendar days of that fiscal year, has not yet issued financial statements for any interim period of the fiscal year of adoption, and also elects to apply the provisions of Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The Company adopted SFAS No. 159 effective January 1, 2008. The adoption of SFAS No. 159 did not have a material effect on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted provided the entity has not yet issued financial statements for that fiscal year, including any interim periods. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of adoption. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial condition or results of operations.

In June 2006, the FASB issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. On January 23, 2008, the FASB decided to defer the effective date of FIN 48 for eligible non-public enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2007. The Company will adopt FIN 48 for the year ending December 31, 2008.

The Company does not anticipate the adoption of FIN 48 will have a material effect on its financial condition or results of operations.

3. Related Party Transactions

During 2004, the Company entered into a revolving subordinated loan agreement with Swiss Re Financial Products Corporation ("SRFPC"), an affiliate of the Company, which has been renegotiated as of June 28, 2006 for a period of two years ending June 28, 2008, bearing interest based on six-month LIBOR on a revolving basis. Under the terms of the agreement, SRFPC will extend credit to the Company on a revolving basis with the balance not to exceed $20,000,000 in the aggregate. Any draws under this facility are intended to be included in "Liabilities subordinated to claims of general creditors allowable in computation of net capital" as defined pursuant to SEC Exchange Act Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis or repaid, subject to the provisions of the agreement and regulatory requirements. As of December 31, 2007 the Company had no outstanding balance on this facility.

During 2007, SRFPC provided to the Company certain operational and administrative services pursuant to a transition services agreement which expired on February 12, 2007. As of December 31, 2007, $971,729 is included in Payable to affiliates on the Statement of Financial Condition related to these costs.

On June 29, 2006, the Company entered into an agreement to extend credit, to a maximum of $1,500,000, to Fox-Pitt, Kelton Group Limited ("FPKG"). The agreement extends credit for a period of three years, bearing interest based on six-month LIBOR. In addition, the Company entered into an agreement with FPKG on June 29, 2006, whereby certain services are performed by FPKG on behalf of the Company. As of December 31, 2007, a net amount of $1,529,838 relating to both these agreements is included in Receivable from affiliates on the Statement of Financial Condition.

The Company participates in global allocations of revenues generally derived from research, sales and equity capital activities performed by the affiliated Companies. As of December 31, 2007, a net amount of $4,216,219 due from these affiliates is included in Receivable from affiliates on the Statement of Financial Condition and a net amount of $548,570 due to these affiliates is included in Payable to affiliates on the Statement of Financial Condition.

4. Income Taxes

As stated in Note 1, the Company converted to a Delaware limited liability company on August 29, 2007. As a result, the Company is now taxed as a limited liability company and generally will not pay Federal and state income tax on its taxable income. The Company's members will be liable for Federal income taxes on their proportionate shares of the Company's taxable income.

The difference between the Company's effective income tax rate and its statutory income tax rate results primarily from the disallowance as a tax deduction on its final corporate income tax return of the bonus and deferred compensation accruals recorded on the Company's books through August 29, 2007. All net operating loss carryforwards that remained unutilized by the Company as of the date of its conversion to a limited liability company are no longer available to be utilized either directly by the Company or indirectly by FPK LLC's members.

As a result of its conversion to a limited liability company, the Company is required to file a New York City Unincorporated Business Tax return and pay tax on the income apportioned to New York City. On this tax return, the Company's tax deduction for bonus expense recorded for employees who are also members of FPK LLC was disallowed. Because the disallowance is treated as a temporary difference for purposes of filing the New York City Unincorporated Business Tax return, a deferred tax asset has been recognized by the Company $195,860 which is included in Other assets on the Statement of Financial Condition.

5. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate the value, whether or not recognized, on the Statement of Financial Condition. As a registered broker-dealer, trading assets and liabilities are recorded at market value. The fair value of other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a U.S. clearing broker and an affiliated broker-dealer in the United Kingdom on a fully disclosed basis. The Company has agreed to indemnify the clearing brokers for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no amounts to be indemnified to the clearing brokers for these customers.

The Company is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at the market values of the related securities and will incur a loss if the market value of these securities increases subsequent to December 31, 2007.

These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that these institutions may be unable to fulfill their obligations to return the Company's securities or cash held at the brokers. The Company had $14,175,936 of cash on deposit at its unaffiliated clearing broker as of December 31, 2007 of which $13,821,606 is included in Cash and cash equivalents and $354,330 is included in Other assets on the Statement of Financial Condition.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty, customer and the clearing broker with which it conducts business. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations.

7. Commitments

Leases

The Company has entered into leases with respect to five office locations. The lease on its primary office location in New York City was entered into by FPKG and expires in 2016. The Company and FPKG have entered into a service agreement under which the Company is responsible for any obligations under this lease. The lease on the Company's Hartford office expires in 2013, and the lease on its Boston location expires in 2009. Furthermore, as a result of its acquisition of CCW referenced in Note 1 above, the Company inherited New York City and Chicago office leases expiring in 2017.

Total minimum future lease payments of $19,266,404, related to all five leases noted above, are payable as follows:

2008	$	2,042,997
2009		2,045,334
2010		2,034,504
2011		2,043,161
2012 to 2017		11,100,408

Effective February 1, 2008, the Company entered into a sublease for the New York City office location which was inherited as part of the CCW acquisition. The sublease terminates simultaneously with the primary lease and requires lease payments equal to those the Company is obligated to pay as the original lessee. Total minimum future lease payments of $2,623,750 are to be received by the Company under the sublease.

8 Deferred Compensation

FPK LLC sponsors a Deferred Compensation Plan (the "Plan") in which the Company participates and under which the Company declared deferred cash bonuses of $4,376,311 as of December 31, 2006. During 2007, FPK LLC amended the vesting provisions of the Plan such that fifty percent of the deferred compensation vested in September, 2007 and fifty percent will vest in September, 2008. The Company accrues for the plan ratably over the required service period. Furthermore, FPK LLC provided employees with the option to take up to forty percent of the deferred bonus otherwise payable in cash in September 2007 and use it to purchase shares of FPK LLC at its net book value. Vested amounts elected by employees pursuant to this option have been withheld by the Company and will be remitted to FPK LLC upon FPK LLC's issuance of share certificates to the affected employees. Remaining amounts owing under the Plan will be paid in cash on the September, 2008 vesting date. As of December 31, 2007, $952,602 has been accrued against remaining amounts owed under the plan and are included in Accounts payable and accrued expenses on the Statement of Financial Condition.

9 Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims which have not yet occurred that may be made against the Company. However, based on prior experience, the Company believes the risk of loss to be low.

10 Litigation

In the normal course of business, the Company has been named as a co-defendant in a class action suit filed on December 4, 2006 by the State Teachers Retirement System of Ohio and other plaintiffs against Scottish Re Group ("Scottish Re"), an insurance company for which the Company acted as underwriter in one of various securities offerings undertaken by Scottish Re in 2005. The proceedings against the Company are based on the underwriting and advisory services that the Company provided to Scottish Re in connection with a December 2005 offering of securities by Scottish Re. The prospect of loss arising from the claims against the Company is remote because the underwriting agreement governing the relationships between the underwriters (including the Company) and Scottish Re provides for full indemnification of the Company. In addition, the securities offering that gave rise to the claims against the Company occurred in December 2005, when the Company was owned by Swiss Re such that any loss incurred that is not indemnified by Scottish Re would be indemnified by Swiss Re pursuant to the terms of the Share Purchase and Sale Agreement by which Swiss Re sold the Company to a group of private investors (including management and employees of the Company) on June 28, 2006. Although there can be no assurance as to the ultimate outcome of this litigation, the Company generally has denied, or believes it has a meritorious defense and will deny, liability in the case, and the Company is continuing to vigorously defend the suit. Based on information currently available, the Company believes there is no need to establish reserves in connection with this matter.

11 Business Combination

The merger described in Note 1 allowed the Company access to a mergers and acquisition corporate advisory business focused on the middle-market insurance sector that the Company had historically attempted to develop organically. Management believes that the merger has enabled the Company to attain a significantly more visible and influential position within the insurance merger and acquisition marketplace.

The Company recorded the following assets and liabilities of CCW and subsidiary at fair value on the merger date:

Cash and cash equivalents	$	168,026
Fixed assets, net of accumulated depreciation		429,714
Receivable from customers		2,044,192
Other assets		676,692
Total assets	$	3,318,624
Accounts payable and accrued expenses		3,318,624
Total liabilities	$	3,318,624

12 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $100,000, $225,000 (depending upon the number of equity securities the Company is a market maker in) or 6-2/3% of aggregate indebtedness, as defined. The Company also has a signed proprietary account of an introducing broker-dealer ("PAIB") agreement with its clearing broker which allows it to include assets in its proprietary accounts as allowable assets in its net capital computations.

As of December 31, 2007, the Company had net capital of $7,560,227, which was $7,028,479 in excess of its required net capital of $531,748. The Company's ratio of aggregate indebtedness to net capital was 1.06:1.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 30, 2008

Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC
420 5th Avenue, 5th Floor
New York, NY 10018

In planning and performing our audit of the financial statements of Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated April 30, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. At December 31, 2007, the Company did not maintain effective controls over the preparation and review of reconciliations of the general ledger to detailed records and supporting schedules. Specifically, the accounting staff did not effectively prepare and review these reconciliations, and did not process adjustments on a timely basis for reconciling items from detailed records to the general ledger. This control deficiency resulted in material adjustments to the financial statements and the net capital computation of the Company. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of the Partners of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END